Points International Ltd. to Present at the
10th Annual Needham Growth Stock Conference

TORONTO, January 7, 2008, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world’s leading loyalty reward solutions provider and owner of the Points.com portal, today announced that Chief Executive Officer Rob MacLean and President Christopher Barnard will present to the investment community at the 10th Annual Needham Growth Stock Conference on Friday, January 11, 2008 at 11:00 am Eastern Time. The conference will be held at The New York Palace Hotel in New York, NY.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles(TM), Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network, InterContinental Hotels Group's Priority Club® Rewards, and S&H greenpoints. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

CONTACT:
Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com